Exhibit 99.2

March 2018 NASDAQ/TASE: NNDM Making Additive Manufacturing Intelligent

2 NASDAQ / TASE : NNDM 2 NASDAQ / TASE : NNDM Forward Looking Statements This presentation of Nano Dimension Ltd . (the “Company”) contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws . Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, we are using forward - looking statements when we discuss the potential of our products, customer added value, expanding our network of global resellers, our target markets, our 2018 market and channel expansion plans, our strategic growth plan, converting early access and beta users into customers, the size of our total addressable market, our 2018 market and channel expansion plans, moving our sales and operation to Silicon Valley and expanding our sales force, expected recurring revenue growth, and our 2018 - 2020 expected target operating model . Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management’s expectations, beliefs and projections will be achieved and actual results may differ materially from what is expressed in or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report for the year ended December 31 , 2016 , filed with the SEC . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements .

3 NASDAQ / TASE : NNDM 3 NASDAQ / TASE : NNDM DISRUPT. SHAPE. DEFINE. How Smart Products are Made 3 NASDAQ / TASE : NNDM Nano Dimension is the world’s leading additive electronics provider. The company is disrupting, shaping, and defining how electronics are made. With its unique 3D printing technology, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on encapsulated sensors, antennas and printed circuit boards.

4 NASDAQ / TASE : NNDM 4 NASDAQ / TASE : NNDM Company Overview Listed on the TASE in 2014 and on Nasdaq in 2016 Raised $59 million to date - Developed printer - Developed materials - Established manufacturing - Built organization Since 2016, conducted comprehensive early access trials with Fortune 500 companies Opened two customer experience centers Opening U.S. Headquarters Started commercial shipments of our first product during Q4 2017

5 NASDAQ / TASE : NNDM 5 NASDAQ / TASE : NNDM 5 NASDAQ / TASE : NNDM PRINTING ANTENNAS MINIATURIZING MODULES EMBEDDING ELECTRONIC COMPONENTS WITHIN CIRCUIT BOARDS ENCAPSULATING SENSORS Making Additive Intelligent and Connected

6 NASDAQ / TASE : NNDM 6 NASDAQ / TASE : NNDM We are at the Heart of Industry 4.0 Convergence 6 NASDAQ / TASE : NNDM Mechanical  design Additive manufacturing Electronics design  & manufacturing Digital production : cloud, big data, AI

7 NASDAQ / TASE : NNDM 7 NASDAQ / TASE : NNDM Our Technology is Breaking Design Barriers High precision inkjet technology Multi material 3 D printing Combining conductive nano - metals & polymers First additive manufacturing for functional 3 D electronics + =

8 NASDAQ / TASE : NNDM 8 NASDAQ / TASE : NNDM We Built Comprehensive Manufacturing Capabilities In - house 3 D printer manufacturing In - house nano ink manufacturing - Capacity to meet future demand Top quality certified ISO14001 and OHSAS18001

9 NASDAQ / TASE : NNDM 9 NASDAQ / TASE : NNDM NASDAQ / TASE NNDM ADR level 3 Ratio: 1:5 Total funding to date $59M Market Cap $41M* Shares outstanding 62M ** (equivalent to 12.4M ADS) Public float ≈ 78% ** Cash $ 6.1 M ** no debt Select Financial Data * As of March 13 , 2018 ** As of December 31 , 2017 *** Officers, Directors and over 5 % shareholders 78% 22% Public float 78% Interested parties’ holdings *** 22% **

10 NASDAQ / TASE : NNDM 10 NASDAQ / TASE : NNDM Case Study 1 : In - Mold Electronics In - mold electronics Variety of HMI applications Automotive, IoT, wearables and consumer electronics Rapid prototyping that is ready in hours instead of weeks Short - run manufacturing up to 100,000 economically Up to 80 % design cycle - time reduction Link to Video: https://www.youtube.com/watch?v=aakciTeO 8 QU

11 NASDAQ / TASE : NNDM 11 NASDAQ / TASE : NNDM Case Study 2 : Functional Circuit Boards Functional multilayered PCBs Variety of smart products Automotive & consumer electronics Rapid prototyping that is ready in hours instead of weeks Short - run manufacturing up to 100,000 economically Up to 80% design cycle - time reduction Link to Video: https://www.youtube.com/watch?v=jV 5 gCNDlpco

12 NASDAQ / TASE : NNDM 12 NASDAQ / TASE : NNDM We Deliver Tangible Customer Value Increase design power Protect IP Accelerate time to market Improve efficiency

13 NASDAQ / TASE : NNDM 13 NASDAQ / TASE : NNDM Open - Ended Growth Potential INDUSTRY VERTICALS • Defense • Automotive • Industrial • Aerospace • Consumer electronics & IoT • Telecom • Medical devices RESEARCH INSTITUTES • Academic institutions and universities • Research & innovation centers ADDITIVE SERVICES • Additive service bureaus • PCB service bureaus • In - house print services

14 NASDAQ / TASE : NNDM 14 NASDAQ / TASE : NNDM Total Addressable Market Additive Manufacturing industry analysts predict that 3 D printed electronics is likely to be the next high - growth application for product innovation, with its market size forecasted to reach $ 2.8 billion by 2025 * * Source: SmarTech Publishing, 2016 * 0 500 1000 1500 2000 2500 3000 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 Revenues Forecast - 3D Printed Electronics (USD Millions)

Adopted by Leading Fortune 500 Companies

SEE WHAT OUR CUSTOMERS SAY ABOUT US

"We were so impressed with Nano Dimension's 3D printers that we quickly moved to make them central to our entire digital infrastructure."

- Bodo Huber, CEO of PHYTEC

"Demonstrate double-sided, multi-layer circuits, with no-touch manufacturing labor. Such development is planned to lead to cost reductions of $400K per small satellite, thus providing enormous market capabilities for both entities."

- Space Florida, Harris Corporation collaboration with Nano Dimension

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"There is a lot of enthusiasm around the DragonFly 2020 Pro 3D Printer in terms of technological breakthrough, and how it can radically change development processes. Our objective is to use the system to simplify workflows and design increasingly complex parts – which will include PCBs and embedded circuits – with many more functions than are possible with traditional manufacturing techniques."

- Olivier Vancauwenberghe, Sensor Research Manager at Safran Tech

NANODIMENSION 3D PRINTED ELECTRONICS
NASDAQ / TASE : NNDM 15

16 NASDAQ / TASE : NNDM 16 NASDAQ / TASE : NNDM 2018 Market and Channel Expansion Plans Expand global marketing and sales team MARKETING MULTI - CHANNELS Double our global resellers network NNDM CEC, California Intensify trade show and open house activities Build second channel through additive and PCB service bureaus Open multiple Customer Experience Centers Form strategic alliances with industry leaders

17 NASDAQ / TASE : NNDM 17 NASDAQ / TASE : NNDM We are Expanding Our Global Coverage Resellers Customers Headquarters March 2018 Footprint

18 NASDAQ / TASE : NNDM 18 NASDAQ / TASE : NNDM First 3 D Printed Electronics as a Service We have launched the first digital manufacturing service for on - demand electronics smart products, prototypes and short - run production. Our manufacturing capabilities allow us to produce professional - grade printed circuitry, encapsulated sensors and printed antennas within days. Nano Dimension digital services accelerate time - to - market and deliver valuable services across the entire product life cycle.

19 NASDAQ / TASE : NNDM 19 NASDAQ / TASE : NNDM Experienced Leadership Team Zeev Bregman Advisory Board Itschak Shrem Co - Chairman of the Board Shlomo Magdassi Advisory Board Avi Reichental Co - Chairman of the Board Ofir Baharav Director Yael Sandler CFO Amit Dror CEO and Co - Founder Simon Fried US President, CBO and Co - Founder Hila Elimelech VP Materials Avi Shabtai VP R&D Shachar Kedem VP Customer Care

20 NASDAQ / TASE : NNDM 20 NASDAQ / TASE : NNDM The Nano Dimension Difference DOMAIN EXPERTISE CHANNEL ACCESS TECHNOLOGY PLATFORM QUALITY EXPERIENCE HARDWARE CONSUMABLES SOFTWARE SERVICES

Bridging the Mechatronics Gap with SolidWorks Add-In

- We partnered with Dassault Systemes SOLIDWORKS to deliver a first-of-its-kind add-in for embedded electronics design and printing using the DragonFly 2020 Pro 3D printer.

- The add-in empowers designers to select conductive and dielectric materials and combine them into a single structure to print complex geometric structures with embedded electronics.



Link to Video:
https://www.youtube.com/watch?v=rj4PsbFtuVM

NANODIMENSION
3D PRINTED ELECTRONICS
NASDAQ / TASE : NNDM 21

SolidWorks

22 NASDAQ / TASE : NNDM 22 NASDAQ / TASE : NNDM Strategic Growth Plan Current State Monetize commercially available products and services for additive electronics design 01 Horizon 1 Deliver higher speed production grade additive electronics systems and more materials 02 Horizon 2 Deliver hybridized capabilities that combine mechanical functionality within electrified geometries 03

23 NASDAQ / TASE : NNDM 23 NASDAQ / TASE : NNDM Growing Opportunities Funnel • Successfully concluded year - long beta program with tier - 1 users • Converted beta users into customers • Launched first commercial product 11/2017, already sold 8 systems • Opened 2 Customer Experience Centers to support our sales growth • Gaining new prospects and customers • Doubling our coverage in 2018 from 10 to 20 resellers • Moving our sales operation to Silicon Valley and expanding our sales force

24 NASDAQ / TASE : NNDM 24 NASDAQ / TASE : NNDM Recurring Revenue Model Razors and blades: As the install base of printers grows, the portion of recurring revenues from consumables increases significantly yr 1 yr 2 yr 3 yr 4 yr 5 Consumable revenues Printer revenues 100% 100% 100% 100% 100%

25 NASDAQ / TASE : NNDM 25 NASDAQ / TASE : NNDM Expected Target Operating Model 2018 - 2020 We expect a revenue CAGR of at least 100% We expect a gross profit margin of 50% * We expect cash used in operations to decline by approximately 50 % by 2020 *Excluding cost of revenues derived from amortization of intangible assets

26 NASDAQ / TASE : NNDM 26 NASDAQ / TASE : NNDM Summary Unmatched product portfolio Innovative business model Significant technology strength Focused growth initiatives Open - ended growth opportunities Experienced management team

27 NASDAQ / TASE : NNDM 27 NASDAQ / TASE : NNDM Copyright © 20 ϭϴ Nano Dimension Ltd. Nano Dimension, DragonFly, AgCite and the DragonFly logo are trademarks of Nano Dimension. Printed March 2018 DragonFly™ Follow us: @nanodimensiontech @ 3 Dpcb www.nano - di.com NASDAQ: NNDM THANK YOU